VIA EDGAR

May 2, 2017

Re:                             Acceleration Request for KKR Real Estate Finance Trust Inc.
Registration Statement on Form S-11 (File No. 333-217126)

Securities and Exchange Commission
Division of Corporation Finance

Office of Real Estate and Commodities

100 F Street, N.E.
Washington, D.C. 20549

Attention: Sandra B. Hunter, Esq.

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we attach the requests of our client, KKR Real Estate Finance Trust Inc., and of the underwriters that effectiveness of the above-referenced Registration Statement be accelerated to 3:00 p.m., Washington, D.C. time, on May 4, 2017, or as soon as practicable thereafter.  We ask, however, that the Securities and Exchange Commission staff not accelerate such effectiveness until we speak with you on that date.

Please call me at (212) 455-2948 with any questions.

Very truly yours,

/s/ Joseph H. Kaufman
Joseph H. Kaufman

May 2, 2017

VIA EDGAR

Re:                             KKR Real Estate Finance Trust Inc.
Registration Statement on Form S-11
File No. 333-217126

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Commodities

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sandra B. Hunter, Esq.

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, KKR Real Estate Finance Trust Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 3:00 p.m., Washington, D.C. time, on May 4, 2017, or as soon as possible thereafter.  In this regard, the Company is aware of its obligations under the Securities Act.

[Signature Page Follows]

Very truly yours,

KKR REAL ESTATE FINANCE TRUST INC.

By:	/s/ William B. Miller
Name: William B. Miller
Title: Chief Financial Officer and Treasurer

Wells Fargo Securities, LLC

375 Park Avenue

New York, NY 10152

Morgan Stanley & Co. LLC

1585 Broadway

New York, NY 10036

May 2, 2017

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate and Commodities
100 F Street, N.E.
Washington, D.C. 20549
Attention: Sandra B. Hunter, Esq.

Re:                             KKR Real Estate Finance Trust Inc.
Registration Statement on Form S-11 (File No. 333-217126)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of KKR Real Estate Finance Trust Inc. that the effective date of the above-referenced Registration Statement be accelerated so that it will be declared effective at 3:00 p.m., Washington D.C. time, on May 4, 2017 or as soon as possible thereafter.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Act:

(i)                                     Dates of distribution: April 26, 2017 through the date hereof.

(ii)                                  Number of prospectuses distributed:  a total of approximately 3,299 copies were distributed to prospective underwriters, institutional investors, dealers and others.

(iii)                               We have been informed by the participating underwriters that they have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

[SIGNATURE PAGE FOLLOWS]

1

Very truly yours,

WELLS FARGO SECURITIES, LLC

By:	/s/ David Herman
Name: David Herman
Title: Director

MORGAN STANLEY & CO. LLC

By:	/s/ Kyle P. McDonnell
Name: Kyle P. McDonnell
Title: Vice President

[Signature Page to Acceleration Request]